First Federal Financial Services, Inc.
                              300 St. Louis Street
                          Edwardsville, Illinois 62025
                                 (618) 656-6200




December 20, 2005

VIA EDGAR

United States Securities and Exchange Commission
100 "F" Street, NE
Washington, DC 20549

Attention:  John P. Nolan, Accounting Branch Chief

                  Re:      First Federal Financial Services, Inc.
                           File No. 000-50820

Dear Mr. Nolan:

     First Federal Financial Services, Inc. (the "Company") is in receipt of your letter dated December 16, 2005. In your letter, you request that the Company revise its certifications required by Item 601(b)(31) of Regulation S-B in its next periodic filing to fully comply with the requirements of the Item, including removing the title of the certifying individual from the first line of the certification. As requested in your letter, please be advised that the Company will comply with the staff comment in its next periodic filing and in all future filings under the Securities Exchange Act of 1934, as amended (the "1934 Act").

     The Company also acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosures in its 1934 Act filings; (ii) that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's 1934 Act filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact the undersigned or our securities law counsel, Robert B. Pomerenk at (202) 274-2011, if you have any questions regarding this letter.

                                   Sincerely,

                                   /s/ Larry W. Mosby

                                   Larry W. Mosby
                                   President and Chief Executive Officer

cc: Robert B. Pomerenk, Esq.